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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

April 1, 2016

Via UPS Next-Day Air Delivery

Ms. Jennifer Gowetski Special Counsel, Office of Real Estate and Commodities Division of Corporation FinanceU.S. Securities & Exchange Commission100 F Street, NEWashington, D.C. 20549

Re:	Hartman vREIT XXI, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed March 18, 2016 File No. 333-207711

Dear Ms. Gowetski:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 24, 2016 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock.  In connection with the submission of this correspondence, the Issuer has also filed pre-effective amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission via EDGAR. Enclosed herewith please find a black-lined version of Amendment No. 4 which is marked to show changes to the previous pre-effective amendment to the Registration Statement. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your March 24, 2016 comment letter followed by the Issuer’s responses thereto.  References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 3.

Prior Performance Summary, page 106

1.

Comment:

You state on page 108 that Hartman Development Fund LLC received 337,838 shares of Class B 8% cumulative preferred stock (the “Class B Shares”), which were valued at $11.84 per share, from Hartman Short Term Income Properties XIX, Inc. as merger consideration and, on page A-7, you state these shares were valued at $4,000,000. We also note your response that refers to merger consideration consisting of a $4,000,000 cash payment and the issuance of the Class B shares. Footnote (1) to Table III on page A-6 indicates that the estimated value per share of $8.45 as of December 31, 2013 is based on the value of merger consideration received by the former Hartman Development Fund investors. Please revise for consistency or advise.

Response:

The Issuer respectfully clarifies that the investors in Hartman Development Fund, LLC (the “Fund”) received 337,838 shares of Class B preferred stock of Hartman Short Term Income

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Properties XIX, Inc. as merger consideration. These shares were valued at approximately $4,000,000, which was calculated based on the $11.84 valuation prepared by WKW Financial Advisors, an independent valuation consultant not affiliated with Hartman Short Term Income Properties XIX, Inc. or any of its affiliates. The Issuer has conformed all disclosure in Pre-Effective Amendment No. 4 to uniformly reflect the foregoing. The reference to an additional $4,000,000 cash payment in the Issuer’s prior correspondence to the Commission in response to this comment was an inadvertent misstatement.

The Issuer has also revised Footnote (1) to Table III on page A-6 of Pre-Effective Amendment No. 4.  to provide that the estimated value per share is as of May 31, 2013, the end of the month in which the Fund merged with Hartman Short Term Income Properties XIX, Inc. The per share amount shown in Table III was calculated by dividing the $4,000,000 value of the merger compensation by the total amount of membership interests in the Fund outstanding as of the merger date.

Prior Performance Tables, A-1

2.

Comment:

We note your response to prior comment 2. However, we continue to believe that only programs that have completed operations and no longer hold properties should be included in Table IV. As the investors in Hartman Development Fund did not experience a liquidity event, please tell us why you believe such disclosure regarding Hartman Development Fund is appropriate.

Response:

The Issuer has removed the Fund from Table IV in Pre-Effective Amendment No. 4.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Rosemarie Thurston, Alston & Bird LLP Allen Hartman, Hartman vREIT XXI, Inc.

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